                                   EXHIBIT 12
                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                               For the Years Ended
                                                                  December 31,
                                                   ------------------------------------------
                                                    2004     2003     2002     2001     2000
                                                   ------   ------   ------   ------   ------
                                                            (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income (Loss) from Continuing Operations   $1,167   $1,316   $  659   $1,139   $1,279
Loss/(Income) from Equity Investees, Net of
   Distributions                                       78       60       (2)     (59)     (16)
Fixed Charges                                         988      970      946      876      726
Capitalized Interest (C)                             (110)    (116)    (104)     (74)     (33)
Preferred Securities Dividends Requirements of
   Subsidiaries                                        (6)      (6)      (6)      (8)     (14)
                                                   ======   ======   ======   ======   ======
Earnings                                           $2,117   $2,224   $1,493   $1,874   $1,942
                                                   ======   ======   ======   ======   ======

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense                                   $  974   $  956   $  926   $  852   $  698
Interest Factor in Rentals                              8        8       14       16       14
Preferred Securities Dividends Requirements of
   Subsidiaries                                         6        6        6        8       14
                                                   ------   ------   ------   ------   ------
Total Fixed Charges                                $  988   $  970   $  946   $  876   $  726
                                                   ======   ======   ======   ======   ======
Ratio of Earnings to Fixed Charges                   2.14     2.29     1.58     2.14     2.67
                                                   ======   ======   ======   ======   ======

(A) The term "earnings" shall be defined as pretax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividends requirements of majority-owned subsidiaries stated on a pre-tax level.

(C)  Capitalized Interest excludes AFUDC for PSE&G.